                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ___________________


                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 3)


                          OPINION RESEARCH CORPORATION
                  --------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                 -----------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    683755102
                          ----------------------------
                                 (CUSIP NUMBER)

                            LLR EQUITY PARTNERS, L.P.
                             Two Greenville Crossing
                          4005 Kennett Pike, Suite 220
                             Greenville, DE 19087
                                 (302) 661-1864
                             ATTENTION: SETH J. LEHR
       -------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 29, 2005
     -----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F), OR 13D-1(G), CHECK THE FOLLOWING BOX |_|

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 2 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Equity Partners, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            66,358, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            66,358, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           66,358, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.03%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN - Limited Partnership
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 3 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Capital, L.P.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            70,007, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            70,007, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,007, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.09%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           PN - Limited Partnership
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 4 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           LLR Capital, LLC
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            70,007, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            70,007, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,007, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.09%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           OO - Limited Liability Company
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 5 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Howard D. Ross
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            70,007, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            70,007, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,007, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.09%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 6 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Ira M. Lubert
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            70,007, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            70,007, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,007, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.09%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 7 OF 11 PAGES
----------------------------------|                       |---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:           Seth J. Lehr
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   |_|
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS

           OO, See Item 3
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                                      7     SOLE VOTING POWER
                                            0, See Item 5
                                   -------- ------------------------------------
         NUMBER OF                    8     SHARED VOTING POWER
          SHARES                            70,007, See Item 5
       BENEFICIALLY                -------- ------------------------------------
        OWNED BY                      9     SOLE DISPOSITIVE POWER
      EACH REPORTING                        0, See Item 5
       PERSON WITH                 -------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            70,007, See Item 5

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           70,007, See Item 5
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                           |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.09%, See Item 5
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

           IN - Individual
--------------------------------------------------------------------------------

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 8 OF 11 PAGES
----------------------------------|                       |---------------------


This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed on September 11, 2000 by LLR Equity Partners, L.P., LLR Capital, L.P., LLR Capital, L.L.C., Howard D. Ross, Ira M. Lubert and Seth J. Lehr (the "Schedule 13D"), and Amendment Nos. 1 and 2 to
Schedule 13D filed on October 22, 2004 and March 25, 2005, respectively, by LLR Equity Partners, L.P., LLR Capital, L.P., LLR Capital, L.L.C., Howard D. Ross, Ira M. Lubert and Seth J. Lehr ("Amendment No. 1" and "Amendment No. 2," respectively). The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2(b) is hereby amended and restated to read in its entirety as follows:

(b) Residence or Business Address: The business address of each of the Reporting Persons is Two Greenville Crossing, 4005 Kennett Pike, Suite 220, Greenville, Delaware 19087.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read in its entirety as follows:

Pursuant to the terms of a purchase agreement (the "Purchase Agreement") dated September 1, 2000, LLR Equity Partners, L.P. ("LLR Equity") and LLR Equity Partners Parallel, L.P. ("LLR Parallel" and together with LLR Equity,
"LLR") purchased, for $10 million, 1,176,458 shares (the "Initial Common Shares") of the Company's Common Stock (LLR Equity: 1,068,065 shares, LLR
Parallel: 108,393 shares) at a price of $8.50 per share and 10 shares (the "Series B Preferred Shares") of the Company's Series B Preferred Stock (the

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 9 OF 11 PAGES
----------------------------------|                       |---------------------


"Series B Preferred Stock") (LLR Equity: 9 shares, LLR Parallel: 1 share) at $10.00 per share. The Company's Series B Preferred Stock is not convertible into the Company's Common Stock. In addition, LLR purchased, at no additional cost, warrants to purchase an additional 740,500 shares (the "Warrants") of the Company's Common Stock (LLR Equity: 672,274 shares, LLR
Parallel: 68,226 shares) at an exercise price of $12.00 per share. The Warrants are currently exercisable and expire on September 1, 2010. Under the Purchase Agreement, LLR also received the right, at any time on or after September 1, 2005 or earlier upon certain events, to exchange the Initial Common Shares for shares of the Series C Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock") on a two-for-one basis (the "Exchange Rights"). Further, each of the Purchase Agreement, the Warrants, the Certificates of Designation for the Series B Preferred Stock and the Series C Preferred Stock filed with the Secretary of State of the State of Delaware in connection with the consummation of the transactions contemplated by the Purchase Agreement, and that certain Registration Rights Agreement dated September 1, 2000 between the Company and the Purchaser, granted various additional rights to LLR, including, but not limited to, preemptive, registration and anti-dilution rights, all of which rights are referred to collectively as the "LLR Rights." The $10 million aggregate purchase price was capital raised from the sale of interests in LLR to investors.
LLR purchased an additional 39,600 shares of Common Stock in the open market (the "Additional Common Shares" and, together with the Initial Common Shares, the "Common Shares") in a series of transactions occurring in October 2001. The amount of funds used by LLR to acquire the Open Market Shares was $169,394, and the purchases were funded using capital raised from the sale of interests in LLR to investors.

ITEM 4.  PURPOSE OF TRANSACTION.

LLR entered into an agreement with the Company to sell the LLR Interests (as that term is defined below) dated July 29, 2005 (the "Purchase Agreement") to the Company for an aggregate purchase price of $20 million in cash (the "Purchase Price"). The sale was consummated on July 29, 2005. The Company used the net proceeds received from the sale of subordinated notes (the "Offering") to pay the Purchase Price. A copy of the Purchase Agreement is attached hereto as Exhibit A. The "LLR Interests" means (a) the Initial Common Share; (b) the Series B Preferred Shares; (c) the Warrants; (d) the Anti-Dilution Warrants; (e) the Exchange Rights; and (f) the LLR Rights.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 10 OF 11 PAGES
----------------------------------|                       |---------------------



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated to read in its entirety as follows:

(a)      Beneficial Ownership

Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 70,700 shares of Common Stock. This represents beneficial ownership of 1.09% of the Company's Common Stock, based on 6,436,388 shares outstanding as of May 2, 2005 as set forth in the Company's Form 10-Q for the three months ended March 31, 2005.

Each of the Reporting Persons beneficially owns (i) that number of shares of Common Stock and (ii) that percentage of the Company's Common Stock (based on the Company's most recent public filings), as follows:


--------------------------------------------------------------------------------

                                                       Percentage of Issued and
                             Number of Shares of         Outstanding Common
                                Common Stock            Stock Beneficially
  Reporting Person           Beneficially Owned                Owned
-------------------------    ------------------        -------------------------
LLR Equity Partners, L.P.          66,358 (1)                  1.03%

LLR Capital, L.P.                  70,007 (1)(2)               1.09%

LLR Capital, L.L.C.                70,007 (1)(2)               1.09%

----------------------------------|                       |---------------------
CUSIP NO.  683755102              |  13D AMENDMENT NO. 3  | PAGE 11 OF 11 PAGES
----------------------------------|                       |---------------------




Howard D. Ross                     70,007 (1)(2)               1.09%

Ira M. Lubert                      70,007 (1)(2)               1.09%

Seth J. Lehr                       70,007 (1)(2)               1.09%
___________________________

(1) Includes 35,951 shares of Common Stock owned directly by LLR Equity, 25,000 shares of Common Stock issuable upon exercise of currently exercisable options held by Seth J. Lehr, and 5,407 shares of common stock owned directly by Seth J. Lehr.

(2)      Includes 3,649 shares of Common Stock owned directly by LLR Parallel.

(b)      Voting and Dispositive Powers

Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

The Reporting Persons share voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Transactions in Securities of the Company During the Past Sixty Days

Item 4 on page 9 of this statement is incorporated herein by reference.

(d)      Dividends and Proceeds

The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock

July 29, 2005.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2005

LLR EQUITY PARTNERS, L.P.

  By: LLR Capital, L.P., Its General Partner
  By: LLR Capital, L.L.C., Its General Partner

By: /s/ Seth J. Lehr
   -----------------
Seth J. Lehr
Managing Member

LLR CAPITAL, L.P.

By: LLR Capital, L.L.C., Its General Partner

By: /s/ Seth J. Lehr
   -----------------
Seth J. Lehr
Managing Member

LLR CAPITAL, L.L.C.

By: /s/ Seth J. Lehr
  ------------------
Seth J. Lehr
Managing Member


/s/ Howard D. Ross
------------------
Howard D. Ross


/s/ Ira M. Lubert
-----------------
Ira M. Lubert


/s/ Seth J. Lehr
----------------
Seth J. Lehr

                                   EXHIBIT A

                               PURCHASE AGREEMENT

         This PURCHASE AGREEMENT (the "Agreement") is made this 29th day of July, 2005 by and among Opinion Research Corporation, a Delaware corporation (the "Company"), LLR Equity Partners, L.P., a Delaware limited partnership ("LLR Partners") and LLR Equity Partners Parallel, L.P., a Delaware limited partnership ("LLR Parallel" and, together with LLR Partners, the "Sellers").

                                   BACKGROUND

         WHEREAS, pursuant to a Purchase Agreement dated September 1, 2000 (the "LLR Purchase Agreement"), the Sellers purchased from the Company, and the Company issued and sold to the Sellers, the following securities: (a) 1,176,458 shares (the "Common Shares") of the Common Stock, $.01 par value per share, of the Company (the "Common Stock"), (b) ten shares (the "Series B Preferred Shares") of the Series B Preferred Stock, par value $.01 per share, of the Company (the "Series B Preferred Stock"); (c) warrants to purchase 740,500 shares of the Common Stock at a price of $12.00 per share (the "Warrants"); and
(d) anti-dilution warrants to purchase shares of the Common Stock at a price of $.01 per share (the "Anti-Dilution Warrants");

         WHEREAS, the LLR Purchase Agreement grants to the Sellers, at any time on or after September 1, 2005 or earlier upon certain events, the right to exchange the Common Shares for shares of the Series C Preferred Stock, par value $.01 per share, of the Company (the "Series C Preferred Stock") on a two-for-one basis (the "Exchange Rights");

         WHEREAS, pursuant to the LLR Purchase Agreement, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation for the Series B Preferred Stock (the "Series B Designation") and a Certificate of Designation for the Series C Preferred Stock (the "Series C Designation") setting forth the preferences, rights and restrictions applicable to the Series B Preferred Stock and Series C Preferred Stock, respectively;

         WHEREAS, each of the LLR Purchase Agreement, the certificates representing the Warrants (the "Warrant Certificates"), the certificates representing the Anti-Dilution Warrants (the "Anti-Dilution Warrant Certificates"), the Series B Designation, the Series C Designation, and the other Transaction Agreements (as such term is defined in the LLR Purchase Agreement) grant various rights to the Sellers, including, but not limited to, preemptive, registration and anti-dilution rights, all of which rights are referred to collectively in this Agreement as the "LLR Rights";

         WHEREAS, the Company wishes to purchase from the Sellers, on the terms and subject to the conditions set forth in this Agreement, (a) the Common Shares, (b) the Series B Preferred Shares, (c) the Warrants, (d) the Anti-Dilution Warrants, (e) the Exchange Rights, and (f) the LLR Rights (all of which are collectively referred to herein as the "LLR Interests");

         WHEREAS, the Sellers wish to sell to the Company the LLR Interests on the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, the Company anticipates that it will effect an issuance of subordinated debt with aggregate proceeds of at least $20 million (the "Subordinated Debt Transaction") and that it will use the proceeds of the Subordinated Debt Transaction to pay the purchase price for the LLR Interests.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

                                    ARTICLE I
                SALE AND PURCHASE OF SHARES AND WARRANTS; CLOSING

         1.1      Sale and Purchase of LLR Interests.

                  (a) Upon the terms and subject to the conditions of this Agreement, on the Closing Date (as hereinafter defined), the Sellers shall sell and deliver to the Company and the Company shall purchase and take from the Sellers, the following: (i) the Common Shares; (ii) the Series B Preferred Shares; (iii) the Warrants; (iv) the Anti-Dilution Warrants; (v) the Exchange Rights; and (vi) the LLR Rights.

                  (b) The aggregate purchase price for the LLR Interests shall consist of $20,000,000 in cash (the "Purchase Price").

         1.2      Closing.

                  (a) The closing of the purchase and sale of the LLR Interests (the "Closing") pursuant to this Agreement shall take place on the same business day as the closing of the Subordinated Debt Transaction at the offices of Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, Philadelphia, Pennsylvania, commencing immediately after the consummation of the closing of the Subordinated Debt Transaction (the "Closing Date").

                  (b) At the Closing, the Sellers shall deliver to the Company
(a) stock certificates representing the Common Shares, duly endorsed for transfer or accompanied with duly executed stock transfer powers, (b) stock certificates representing the Series B Preferred Shares, duly endorsed for transfer or accompanied with duly executed stock transfer powers, (c) the Warrants, duly endorsed for transfer or accompanied with duly executed stock transfer powers, (d) the Anti-Dilution Warrants, duly endorsed for transfer or accompanied with duly executed stock transfer powers, and (e) a bill of sale in the form of Exhibit A attached hereto. Notwithstanding anything to the contrary provided herein, if any of the Warrants, the Anti-Dilution Warrants, or the certificates representing the Common Shares or the Series B Preferred Shares shall be lost, stolen or destroyed, the Sellers shall deliver to the Company an affidavit of that fact and an undertaking of indemnity by the Sellers claiming such Warrants, Anti-Dilution Warrants, or certificates representing the Common Shares or the Series B Preferred Shares to be lost, stolen or destroyed.

                  (c) At the Closing, the Company will deliver to the Sellers the Purchase Price, by wire transfer of immediately available funds in U.S. dollars, to a bank in the United States specified by the Sellers for the account of the Sellers.

                  (d) At the Closing, the Company shall have received the resignations of each of Seth J. Lehr and John J. Gavin from their positions as members of the Company's Board of Directors.

                  (e) At the Closing or as soon as practicable following the Closing, the Company will deliver to Lehr and Gavin the Lehr Purchase Plan Shares and the Gavin Purchase Plan Shares (as defined below).

         1.3 Transaction Agreements. The obligations of the Sellers pursuant to the Transaction Agreements shall terminate and be of no further force or effect as of the Closing.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         The Sellers jointly and severally represent and warrant to the Company as follows:

         2.1 Organization and Good Standing. LLR Partners is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. LLR Parallel is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted.

         2.2 Authorization. Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Sellers of this Agreement have been duly authorized by all requisite partnership action, and this Agreement has been duly executed and delivered by the Sellers and constitutes the valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

         2.3 Title; Liens and Encumbrances. The Sellers are the lawful owners, both beneficially and of record, of the Common Shares, the Series B Shares, the Warrants and the Anti-Dilution Warrants, free and clear of all liens, encumbrances and restrictions of every kind, and such securities represent all of the securities of the Company owned by the Sellers. Specifically, (a) LLR Partners owns 1,068,065 shares of the Common Stock (excluding 39,600 shares of the Common Stock purchased in the open market that do not constitute any part of the Common Shares), nine shares of the Series B Preferred Stock, and Warrants to purchase up to 672,274 shares of Common Stock, and (b) LLR Parallel owns 108,393 shares of the Common Stock, one share of the Series B Preferred Stock, and Warrants to purchase up to 68,226 shares of the Common Stock.

         2.4 Broker or Finder. No Person acting on behalf of the Sellers or under the authority of any of the foregoing is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from any of such parties in connection with any of the transactions contemplated by this Agreement.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Sellers as follows:

         3.1 Organization and Good Standing; No Conflict. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority, and all necessary licenses and permits, to own and lease its properties and assets and to conduct its business as now conducted. The execution and delivery of this Agreement by the Company and the consummation by Company of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the property or assets of the Company under, any of the terms, conditions or provisions of (i) the charter or bylaws of the Company, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to the Company or any of its property or assets, or (iii) any material note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which the Company is now a party or by which the Company or any of its property or assets may be bound or affected.

         3.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally, and except that the availability of specific performance, injunctive relief or other equitable remedies is subject to the discretion of the court before which any such proceeding may be brought.

         3.3 Broker or Finder. No Person acting on behalf of the Company or under the authority of the Company is or will be entitled to any brokers' or finders' fee or any other commission or similar fee, directly or indirectly, from any of such parties in connection with any of the transactions contemplated by this Agreement.

         3.4 Series B Preferred Stock and Series C Preferred Stock Ownership. No shares of Series B Preferred Stock, other than the Series B Preferred Shares, are issued or outstanding. No shares of Series C Preferred Stock are issued or outstanding.

         3.5 Exempt Transactions. All necessary corporate action will be properly taken by the Company to cause the sale of the LLR Interests, to the extent of any pecuniary interest therein of Seth J. Lehr, to be an exempt transaction for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.
                                   ARTICLE IV
                    COVENANTS OF THE SELLERS AND THE COMPANY

         4.1 Payment of Sellers' Legal Fees. The Company shall pay legal fees and expenses actually incurred by Sellers in connection with the preparation of the Prior Agreement (as defined below) and this Agreement and the consummation of the transactions contemplated hereby and thereby, whether or not such transactions are or were consummated, provided that the Company's liability for such fees and expenses shall not exceed $67,000 in the aggregate and that the Sellers shall provide to the Company invoices with respect to such legal fees and expenses, which invoices shall include billing details to the extent the disclosure of such billing details would not waive the attorney-client privilege between the Sellers and their counsel. The payment provided for in this Section
4.1 shall be made in the ordinary course of the Company's business after review of such invoices. Also, the payment provided for in this Section 4.1 shall be in addition to amounts payable pursuant to the indemnification agreements and obligations provided for or referenced in Section 5.2 hereof or Section 7.2 of the Prior Agreement.

         4.2 Waiver of Transfer Restrictions. In connection with the transactions contemplated by this Agreement, the Company hereby agrees to waive compliance by the Sellers with the restrictions imposed by the LLR Purchase Agreement on the transferability of the Common Shares, the Series B Preferred Shares, the Warrants and the Anti-Dilution Warrants.

         4.3 Acceleration of Vesting of Certain Options to Purchase Common Stock. Prior to the date hereof, (i) Seth J. Lehr ("Lehr"), a director of the Company and an affiliate of the Sellers, received options to purchase an aggregate of 25,000 shares of Common Stock (the "Lehr Options") under the Company's 1997 Stock Incentive Plan (the "Incentive Plan") and purchased 5,407 shares of Common Stock from the Company (the "Lehr Purchase Plan Shares" and together with the Lehr Options, the "Lehr Securities") under the Opinion Research Corporation Stock Purchase Plan for Non-Employee Directors and Designated Employees and Consultants (the "Purchase Plan"); and (ii) John J. Gavin ("Gavin"), a director of the Company, received options to purchase an aggregate of 25,000 shares of Common Stock (the "Gavin Options") under the Incentive Plan and purchased 15,543 shares of Common Stock from the Company under the Purchase Plan (the "Gavin Purchase Plan Shares" and together with the Gavin Options, the "Gavin Securities"). The Company hereby acknowledges and agrees that the Lehr Securities and the Gavin Securities and any additional options granted to or common Stock purchased by Lehr or Gavin under the Incentive Plan or the Purchase Plan on or prior to the Closing Date are not among the LLR Interests to be sold by the Sellers and purchased by the Company pursuant to this Agreement. The Company hereby further agrees that effective upon the resignation of Lehr and Gavin from the Company's board of directors, the Lehr Options and the Gavin Options, and any additional options granted to them under the Incentive Plan on or prior to the Closing Date shall become fully vested and immediately exercisable and may be exercised at any time prior to the one-year anniversary of the Closing Date pursuant to the terms of the such Options.

                                    ARTICLE V
                       SURVIVAL OF COVENANTS, AGREEMENTS,
                 REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

         5.1 Survival. All covenants, agreements, representations and warranties made herein shall survive the Closing notwithstanding any due diligence or investigation conducted on behalf of any party and shall not merge in the performance of any obligation by any party hereto.

         5.2 Indemnification. To the maximum extent permitted by law, the Company shall indemnify and hold harmless the Sellers and their respective partners, agents, representatives, employees, director designees and affiliates solely from and against any and all loss, liability, cost and expense (including, without limitation, reasonable attorneys' fees, expenses and disbursements, which shall be reimbursed as incurred) incurred by such indemnified persons, directly or indirectly, in connection with the Pending Litigation and in connection with claims by third parties, whether asserted or brought on, before or after the date of this Agreement (including derivative claims on behalf of the Company) under federal or state securities laws or under the Delaware General Corporation Law in connection with the Subordinated Debt Transaction (to the extent it relates to the transactions contemplated hereby) or the transactions contemplated by this Agreement; provided, however, that in no event shall the Sellers be entitled to indemnification hereunder if and to the extent that: (i) such indemnification is barred by final order of a court of competent jurisdiction or determined by final order of a court of competent jurisdiction to be unlawful; or (ii) the claims for which indemnification is sought arise from or are related to events or circumstances that (A) constitute a breach by the Sellers of their agreements, representations or warranties in this Agreement; or (B) are determined by final order of a court of competent jurisdiction to constitute fraud or willful misconduct perpetrated against the Company by the Sellers, provided that for purposes of this Section 5.2(ii)(B), the execution of this Agreement and performance of the obligations under this Agreement by Sellers shall not, without more, be deemed to constitute a fraud or willful misconduct perpetrated against the Company by Sellers. The foregoing indemnification obligation shall be in addition to and not in lieu of any indemnification obligation that the Company has to Seth J. Lehr and John L. Gavin as a result of being or having been members of the Board of Directors of the Company.

                                   ARTICLE VI
                                  MISCELLANEOUS

         6.1 Specific Enforcement. The parties hereto acknowledge and agree that each would be irreparably damaged if any of the provisions of this Agreement are not performed by the other in accordance with their specific terms or are otherwise breached. It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce this Agreement and the terms and provisions thereof specifically against the other, in addition to any other remedy to which such aggrieved party may be entitled at law or in equity.

         6.2 Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         6.3 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns.

         6.4 Amendments. This Agreement may not be modified, amended, altered or supplemented except by a written agreement signed by the Company and the Sellers, which shall be authorized by all necessary corporate or partnership action, as applicable, of each party. Any party may waive any condition to its obligations hereunder.

         6.5 Notices. Every notice or other communication required or contemplated by this Agreement to be given by a party shall be delivered either by (a) personal delivery, (b) courier mail, or (c) facsimile addressed to the party for whom intended at the following address:

         To the Company:

                  Opinion Research Corporation
                  600 College Road East, Suite 4100
                  Princeton, New Jersey 08540
                  Attention: John F. Short, Chairman, President and CEO Facsimile No.: (609) 419-1830

                  With a copy (which shall not constitute notice) to:

                  Wolf, Block, Schorr and Solis-Cohen LLP
                  1650 Arch Street, 22nd Floor
                  Philadelphia, Pennsylvania 19103
                  Attention: David Gitlin, Esq.
                  Facsimile No.: (215) 405-3884

         To the Sellers:

                  LLR Equity Partners, L.P.
                  LLR Equity Partners Parallel, L.P.
                  Two Greenville Crossing
                  4005 Kennett Pike, Suite 220
                  Greenville, DE 19807
                  Attention: Howard Ross
                  Facsimile No.: (610) 971-0239

                  With a copy (which shall not constitute notice) to:

                  Pepper Hamilton LLP
                  3000 Two Logan Square
                  18th & Arch Streets
                  Philadelphia, PA 19103-2799
                  Attention: Barry M. Abelson, Esq.
                  Facsimile No.: (215) 981-4750
or at such other address as the intended recipient previously shall have designated by written notice to the other parties. Notice by courier mail shall be effective on the date it is officially recorded as delivered to the intended recipient by return receipt or equivalent. All notices and other communications required or contemplated by this Agreement delivered in person or sent by facsimile shall be deemed to have been delivered to and received by the addressee and shall be effective on the date of personal delivery or at the time of confirmation, respectively. Notice not given in writing shall be effective only if acknowledged in writing by a duly authorized representative of the party to whom it was given.

         6.6 Integration. This Agreement (including any Exhibits hereto) and other documents delivered pursuant hereto constitute the entire understanding of the parties with respect to the subjects hereof and thereof; provided, however, that the parties hereto acknowledge that the provisions of Section 6.1 (related to fees) and the provisions of Section 7.2 (related to indemnification) of the agreement dated March 25, 2005 by and among the parties hereto (the "Prior Agreement") survived the termination of such agreement and the execution of this agreement and remain in full force and effect. There are no restrictions, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein with respect to any matter.

         6.7 Waivers. No failure or delay on the part of either party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

         6.8 Governing Law. This Agreement shall be exclusively governed by, construed in accordance with, and interpreted according to the substantive law of the State of Delaware without giving effect to the principles of conflict of laws.

         6.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. A facsimile transmission of an original signature shall be deemed to be an original signature.

         6.10 Cooperation. The parties hereto shall each perform such acts, execute and deliver such instruments and documents and do all such other things as may be reasonably necessary to accomplish the transactions contemplated in this Agreement.

         6.11 Section Headings and Captions. Section headings and captions used in this Agreement are provided for convenience only and shall not affect this Agreement's meaning or interpretation.

         6.12 Delivery by Facsimile. This Agreement, the agreements and instruments referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall reexecute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

         6.13 Interpretation of Agreement. The parties hereto acknowledge and agree that this Agreement has been negotiated at arm's-length and among parties equally sophisticated and knowledgeable in the matters dealt with in this Agreement. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the parties as set forth in this Agreement.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first set forth above.

                          OPINION RESEARCH CORPORATION



                                            By:      /s/ John F. Short
                                                     ---------------------------
                                            Name:    John F. Short
                                                     ---------------------------
                                            Title:   Chairman and CEO
                                                     ---------------------------



                                            LLR EQUITY PARTNERS, L.P.

                                            By:      LLR CAPITAL, L.P.,
                                                     Its General Partner

                                            By:      LLR CAPITAL, L.L.C.,
                                                     Its General Partner



                                            By:      /s/ Howard Ross
                                                     ---------------------------
                                            Name:    Howard Ross
                                                     ---------------------------
                                            Title:   Partner
                                                     ---------------------------


                                            LLR EQUITY PARTNERS PARALLEL, L.P.

                                            By:      LLR CAPITAL, L.P.,
                                                     Its General Partner

                                            By:      LLR CAPITAL, L.L.C.,
                                                     Its General Partner



                                            By:      /s/ Howard Ross
                                                     ---------------------------
                                            Name:    Howard Ross
                                                     ---------------------------
                                            Title:   Partner
                                                     ---------------------------